U. S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

FORM 12b-25                                          SEC File Number 0-8835

                   NOTIFICATION OF LATE FILING

                          (Check One)

( ) Form 10-K      ( ) Form 11-K     ( ) Form 20-F     (X) Form 10-Q

                     For Period Ended: Mar. 31, 1996

Nothing in this Form shall be constituted to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item)s) to which notification relates:

                       Not applicable
PART I - REGISTRANT INFORMATION

         Full Name or Registrant:  Taurus Petroleum, Inc.

         Former Name if Applicable:

         Address of Principal Executive Office:
         P.O. BOX 790710

         City, State and Zip Code:
         San Antonio, Texas  78279

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(X) (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-k, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

 The accrual information could not be verified by the due date of the Form 10-Q.


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact regard to this notification:

     Thomas P. McDonnell                       (210)       497-0300
          (Name)                            (Area Code)(Telephone Number)

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the proceeding twelve months (or shorter period that Registrant was required to file such reports) been
     filed?     (X) Yes  ( ) No
     If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?   ( ) Yes  (X) No

     If so: attach an explanation of the anticipated change, both herewith narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Taurus Petroleum, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May. 15, 1996


                              By  \S\ Thomas P. McDonnell
                                      President